

FOR IMMEDIATE RELEASE

PRESS RELEASE CORRECTION

(Santiago, Chile, April 5, 2010) Madeco S.A. ("Madeco" or "the Company") (Public, OTC: MADKY; prior NYSE ticker: MAD) reported the following information to the *Superintendencia de Valores y Seguros* (Chilean Securities and Insurance Superintendency, or "SVS"):

On March 23, 2010, the Company published in Chile that the dividend, which will be proposed to the Annual Shareholders' Meeting, would be paid starting from April 30, 2010, to all the Shareholders on the Company's register of April 24, 2010. Nonetheless, it should have been posted that the dividend would be paid starting from May 3, 2010, to all Shareholders on the Company's register of April 26, 2010.

In all other matters, the content published in the latest Press Release is still valid.

For further information contact:
Jose Luis Valdes M.
Head of Investor Relations
Tel.   : (56 2) 520-1388
Fax   : (56 2) 520-1545
E-mail   : ir@madeco.cl
Web Site   : www.madeco.cl

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Madeco formerly *Manufacturas de Cobre* MADECO S.A., was incorporated in 1944 as an open stock corporation according to Chilean law. Currently it has operations in Chile, Peru and Argentina. Madeco is a leader in South America in finished and semi-finished copper, aluminum and alloy products. The Company is also a leader in flexible packaging for mass consumer products, such as foods, snacks and cosmetics. More information on www.madeco.cl

Readers are advised not to confide excessively in declarations about future performance that may be included in this document, which are based on current information. The Company has no obligation to publicly declare changes to statements regarding future performance, which may be subject to events or circumstances after today's date, including, but not limited to, changes in Company's strategy, or in capital spending, or reflect the occurrence of unanticipated events.